UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of July, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


















                                  SPIRENT PLC

           TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

London, UK - 15 July 2005: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, will report its financial results in accordance with International Financial Reporting Standards (IFRS) for financial periods commencing from 1 January 2005. As part of this transition, Spirent is today providing historical financial information for the full years 2003 and 2004 and the first half of 2004 under IFRS.

The Company's 2005 interim results, due to be announced on 11 August 2005, will be reported in accordance with IFRS.

The most significant impacts of the transition to IFRS from UK Generally Accepted Accounting Practice (UK GAAP) for Spirent are in relation to:

-    the elimination of the charge for goodwill amortisation;
-    the change in the profit or loss on disposal of operations; and
-    an increase in the charge for share-based payment.

As a result, under IFRS, the profit attributable to equity shareholders for the full year 2004 increases from GBP16.0 million to GBP26.2 million and for the full year 2003 a loss of GBP0.5 million improves to a profit of GBP13.6 million. The above items have been eliminated in presenting an adjusted earnings per share measure and therefore adjusted earnings per share under IFRS does not materially differ with that reported under UK GAAP.

Eric Hutchinson, Finance Director, commented:

"The financial information we are providing today shows the impact of IFRS on our historical results, ahead of their adoption for our 2005 interim results.

"This has a net beneficial effect on our historic reported numbers, however the adoption of IFRS has no impact on the cash generation of the Group going forward."

                                    - ends -



Enquiries


Eric Hutchinson, Finance Director    Spirent plc              +44 (0)1293 767676

Investor Relations
Catherine Nash                       Spirent plc              +44 (0)1293 767676

Media
Reg Hoare                            Smithfield              +44 (0)20 7360 4900



About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology which develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; the financial burden of our pension fund deficit; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

        TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Contents

1     Transitional arrangements
2     Consolidated income statements restated under IFRS
3     Consolidated balance sheets restated under IFRS
4     Consolidated cash flow statements restated under IFRS
5     Consolidated statement of changes in equity restated under IFRS
6     Reconciliation of the consolidated income statements
7     Reconciliation of the consolidated balance sheets
8     Segmental information
9 Independent auditors' report to Spirent plc on the preliminary IFRS financial statements for the years ended 31 December 2003 and 31 December 2004
10 Independent review report to Spirent plc on the preliminary IFRS financial statements for the period ended 4 July 2004

Appendices


I)    International Financial Reporting Standards accounting policies
II) Explanation of IFRS adjustments to the income statements and balance sheets
III)  Analysis of adjustments to the financial statements
      Consolidated income statements
      a)    for the year to 31 December 2004
      b)    for the first half of 2004
      c)    for the year to 31 December 2003
      Consolidated balance sheets
      d)    at 31 December 2004
      e)    at the end of the first half of 2004
      f)    at 31 December 2003
      Transition date consolidated balance sheet at 1 January 2003
IV) Explanation of material adjustments to the consolidated cash flow statements
V)    Earnings/(loss) per share

Spirent is required to comply with IFRS as adopted by the European Union with effect from 1 January 2005. Consequently the Group's 2005 interim results will be prepared in accordance with IFRS.

We present below the consolidated results for the Spirent Group as they are converted from UK Generally Accepted Accounting Practice (UK GAAP) to IFRS in relation to the full years 2003 and 2004 and the first half of 2004.

As stated in our 2004 Annual Report, Spirent has adopted 1 January 2003 as its transition date to IFRS which will enable two years of historical comparative data to be provided.

The adoption of IFRS will not affect our position under existing borrowing covenants as these are calculated under UK GAAP as it existed at 31 December 2002.

The Group's first IFRS results will be its interim results for the first half of 2005 and the first Annual Report under IFRS will be for the year to 31 December 2005. Reconciliations of the Group's UK GAAP balance sheets to its IFRS balance sheets at 1 January 2003 (the transition date balance sheet), 31 December 2003, 4 July 2004 and 31 December 2004 together with reconciliations of the Group's UK GAAP income statements to its IFRS income statements for the first half of 2004 and for the years to 31 December 2003 and 31 December 2004 are provided in this document. These IFRS financial statements will form the basis of the comparative information in the first IFRS accounts and have been prepared on the basis of IFRS expected to be in issue at 31 December 2005 which are still subject to change. We will update the restated information for any such change. The accounting policies applied in preparing these IFRS financial statements are set out in Appendix I.

The restatements have been prepared on the assumption that all IFRS statements, including International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) as effective for 2005 reporting will be endorsed by the European Commission. At the time of preparation of these restated financial statements, not all standards have been endorsed by the European Commission. It is possible, therefore, that future changes will be required before the information is published as comparative information in the 2005 Interim Report and 2005 Annual Report and Form 20-F.

The IFRS financial statements for the years to 31 December 2003 and 31 December 2004 have been audited by Ernst & Young LLP. The interim IFRS financial information for the first half of 2004 has been reviewed by Ernst & Young LLP. Their reports, which draw attention to the fact that there is a possibility that the financial statements may require adjustment before constituting final IFRS financial statements and that only a complete set of financial statements can provide a fair presentation of the Group's financial position, are set out on pages 12 to 14.

1.    Transitional arrangements

IFRS 1 'First Time Adoption of International Financial Reporting Standards' permits companies, on adoption of IFRS, to take advantage of certain exemptions from the full requirements in the transition period. Spirent has taken advantage of the following exemptions allowed by this Standard:

i) Business combinations: Spirent has elected not to restate business combinations prior to the transition date of 1 January 2003. Furthermore, Spirent has chosen not to apply IAS 21 'The Effects of Changes in Foreign Exchange Rates' retrospectively to fair value adjustments and goodwill on business combinations that occurred before the date of transition to IFRS. Therefore, goodwill and fair value adjustments which have been treated as an asset of the parent, continue to be sterling denominated.

ii)   Financial instruments: Spirent has chosen to implement IAS 39 'Financial
      Instruments: Recognition and Measurement' with effect from 1 January 2005. Comparative information is therefore presented under UK GAAP in existence at 31 December 2004. A reconciliation between the closing position at 31 December 2004 and the opening position at 1 January 2005 will be provided in the 2005 Interim Report.

iii) Cumulative exchange adjustments on translation: Spirent has chosen to set the cumulative exchange adjustments on translation to zero at the transition date, 1 January 2003. Following the transition date, exchange differences on translation under IAS 21 are required to be taken to a separate translation reserve included within equity. Under IAS 21, on disposal of a foreign operation, the cumulative amount of the exchange differences previously recognised in the translation reserve for that foreign operation is required to be transferred to the income statement and included in the profit or loss on disposal.

iv) Share-based payment: Spirent has elected to apply IFRS 2 'Share-based Payment' only to awards made after 7 November 2002 and not fully vested at 1 January 2005.

2.    Consolidated income statements restated under IFRS


GBP million                                                          Year       First half             Year
                                                                     2004             2004             2003
------------------------------------------------------------------------------------------------------------
Revenue                                                             475.0            239.3            466.2
Cost of sales                                                      (274.9)          (139.6)          (279.8)
------------------------------------------------------------------------------------------------------------
Gross profit                                                        200.1             99.7            186.4
Operating expenses                                                 (164.0)           (79.5)          (158.3)
------------------------------------------------------------------------------------------------------------
Operating profit                                                     36.1             20.2             28.1
------------------------------------------------------------------------------------------------------------
Restructuring and refinancing costs                                   2.9                -              7.5
Share-based payment                                                   5.2              1.3              1.0
Operating profit before restructuring and refinancing
costs and share-based payment                                        44.2             21.5             36.6
------------------------------------------------------------------------------------------------------------
(Loss)/profit from interests in joint ventures                       (0.7)            (0.2)             1.4
Profit from interests in associates                                   1.8              0.7              1.1
------------------------------------------------------------------------------------------------------------
Operating profit of the Group, joint ventures and
associates                                                           37.2             20.7             30.6
Profit on the disposal of operations                                  4.0                -              8.6
------------------------------------------------------------------------------------------------------------
Profit before interest                                               41.2             20.7             39.2
Finance income                                                        1.6              0.7              3.1
Finance costs                                                        (9.1)            (4.7)           (13.7)
Costs associated with the part prepayment of loan notes              (0.5)               -           (16.1)
------------------------------------------------------------------------------------------------------------
Profit before tax                                                    33.2             16.7             12.5
Tax                                                                  (6.7)            (4.7)             1.3
------------------------------------------------------------------------------------------------------------
Profit for the period                                                26.5             12.0             13.8
============================================================================================================
Attributable to
Equity shareholders                                                  26.2             11.8             13.6
Minority shareholders' interests                                      0.3              0.2              0.2
------------------------------------------------------------------------------------------------------------
                                                                     26.5             12.0             13.8
============================================================================================================

Basic earnings per share (pence)                                     2.79             1.26             1.46
Diluted earnings per share (pence)                                   2.74             1.23             1.44


3.    Consolidated balance sheets restated under IFRS



GBP million                                                   31 December    First half(1)      31 December
                                                                     2004             2004             2003
------------------------------------------------------------------------------------------------------------
Assets
Non current assets
Goodwill                                                            106.5            109.8            110.9
Property, plant and equipment                                        86.3             85.5             90.2
Investments
Investment in joint venture                                             -              0.3              0.3
Investment in associates                                             14.3             13.0             13.1
Deferred tax                                                         11.1             10.3             13.0
------------------------------------------------------------------------------------------------------------
                                                                    218.2            218.9            227.5
------------------------------------------------------------------------------------------------------------
Current assets
Inventories                                                          54.0             53.8             55.0
Trade and other receivables                                          89.9             94.7             86.9
Cash and cash equivalents                                            51.7             30.5             37.6
------------------------------------------------------------------------------------------------------------
                                                                    195.6            179.0            179.5
------------------------------------------------------------------------------------------------------------
Total assets                                                        413.8            397.9            407.0
------------------------------------------------------------------------------------------------------------
Liabilities
Current liabilities
Trade and other payables                                            (90.8)           (87.4)           (87.6)
Current tax                                                         (26.2)           (27.4)           (24.7)
Short term borrowings and overdrafts                                 (1.8)            (1.6)            (1.8)
Provisions and other liabilities                                     (4.2)            (2.3)            (4.6)
------------------------------------------------------------------------------------------------------------
                                                                   (123.0)          (118.7)          (118.7)
------------------------------------------------------------------------------------------------------------
Non current liabilities
Trade and other payables                                             (3.9)            (4.3)            (2.3)
Long term borrowings                                                (76.3)           (82.4)           (93.3)
Retirement benefit obligations                                      (38.1)           (35.0)           (48.2)
Deferred tax                                                         (2.5)            (2.4)            (2.9)
Provisions and other liabilities                                     (9.6)           (11.8)           (13.3)
------------------------------------------------------------------------------------------------------------
                                                                   (130.4)          (135.9)          (160.0)
------------------------------------------------------------------------------------------------------------
Total liabilities                                                  (253.4)          (254.6)          (278.7)
------------------------------------------------------------------------------------------------------------
Net assets                                                          160.4            143.3            128.3
============================================================================================================
Equity
Called up share capital                                              31.9             31.8             31.5
Share premium account                                                 1.3            701.9            697.5
Capital reserve                                                      10.9             14.4             17.7
Capital redemption reserve                                              -              0.7              0.7
Translation reserve                                                   1.6             (0.5)             3.0
Retained earnings/(loss)                                            113.4           (606.6)          (624.3)
------------------------------------------------------------------------------------------------------------
Shareholders' funds - equity                                        159.1            141.7            126.1
Minority interests - equity                                           1.3              1.6              2.2
------------------------------------------------------------------------------------------------------------
Total equity and reserves                                           160.4            143.3            128.3
============================================================================================================

Note
(1)     First half 2004 refers to the position at 4 July 2004



4.    Consolidated cash flow statements restated under IFRS


GBP million                                                           Year       First half             Year
                                                                      2004             2004             2003
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Operating profit                                                      36.1             20.2             28.1
Depreciation of property, plant and equipment                         25.4             13.0             29.3
Loss/(profit) on disposal of tangible fixed assets                     0.4              0.4            (0.1)
Tangible fixed asset write-downs                                       0.6                -              2.2
Share-based payment                                                    5.2              1.3              1.0
Deferred income received                                               4.9              4.6              0.2
(Increase)/decrease in debtors                                        (9.1)           (10.2)             3.8
(Increase)/decrease in inventories                                    (1.0)            (0.2)             3.1
Increase in creditors                                                  8.5              1.4              5.7
Decrease in provisions                                                (2.9)            (3.4)            (5.9)
Pension fund liability                                                (7.8)            (7.2)             0.8
Tax (paid)/received                                                   (3.1)            (1.4)             8.9
------------------------------------------------------------------------------------------------------------
Net cash from operating activities                                    57.2             18.5             77.1
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Dividends received from associates                                     0.1              0.1              0.1
Interest received                                                      1.6              0.8              3.6
Disposal of operations                                                 2.5                -             62.0
Purchase of property, plant and equipment                            (25.3)           (11.3)           (16.7)
Proceeds from sale of property, plant and equipment                    0.5              0.3              0.9
Acquisition of subsidiaries                                           (1.1)            (0.8)            (1.1)
Contribution to joint venture                                         (0.2)               -             (0.5)
------------------------------------------------------------------------------------------------------------
Net cash (used in)/from investing activities                         (21.9)           (10.9)            48.3
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Interest paid                                                         (8.4)            (4.5)           (12.6)
Interest element of finance lease rental payments                     (0.4)            (0.2)            (0.5)
Costs associated with the part prepayment of loan notes               (2.3)            (1.8)           (13.7)
Proceeds from the issue of share capital                               1.5              0.9              0.7
New loans                                                                -                -              9.4
Repayment of loans                                                   (10.2)            (8.2)          (152.9)
Repayment of capital element of finance lease rentals                 (0.8)            (0.4)            (0.8)
------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                (20.6)           (14.2)          (170.4)
------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                  14.7             (6.6)           (45.0)
Cash and cash equivalents at the beginning of the period              36.9             36.9             83.0
Effect of exchange rate changes                                       (0.6)            (0.5)            (1.1)
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                    51.0             29.8             36.9
============================================================================================================
Cash and cash equivalents comprise:
Cash and cash equivalents                                             51.7             30.5             37.6
Overdrafts                                                            (0.7)            (0.7)            (0.7)
------------------------------------------------------------------------------------------------------------
                                                                      51.0             29.8             36.9
============================================================================================================



5.    Consolidated statement of changes in equity restated under IFRS


GBP million                       Called    Share  Capital     Capital  Translation  Investment  Retained  Total
                                up share  premium  reserve  redemption      reserve      in own earnings/ equity
                                 capital  account              reserve                   shares    (loss)

-----------------------------------------------------------------------------------------------------------------
At 1 January 2003
As originally stated                31.3    696.1     17.6         0.7            -        (2.1)   (648.5)  95.1
Changes in accounting policy
relating to first time
application of IFRS                    -        -        -           -            -         2.1      (4.9)  (2.8)
-----------------------------------------------------------------------------------------------------------------
At 1 January 2003 as restated       31.3    696.1     17.6         0.7            -           -    (653.4)  92.3
-----------------------------------------------------------------------------------------------------------------
Changes in equity for 2003
Exchange differences on
translating foreign operations         -        -        -           -          5.6           -         -    5.6
Overseas tax on exchange
differences                            -        -        -           -         (0.2)          -         -   (0.2)
Exchange gain transferred to
profit on sale                         -        -        -           -         (2.4)          -         -   (2.4)
Share-based payment                    -        -        -           -            -           -       0.4    0.4
Gain on lapsed options                 -        -     (1.2)          -            -           -       1.2      -
Actuarial gain recognised on
pension schemes                        -        -        -           -            -           -       0.3    0.3
Tax on actuarial gain                  -        -        -           -            -           -      (0.1)  (0.1)
Deferred tax asset                     -        -        -           -            -           -      12.6   12.6
-----------------------------------------------------------------------------------------------------------------
Net profits and losses
recognised directly in equity          -        -    (1.2)           -          3.0           -      14.4   16.2
Profit for the period                  -        -        -           -            -           -      13.6   13.6
-----------------------------------------------------------------------------------------------------------------
Total recognised profits and
losses for the period                  -        -     (1.2)          -          3.0           -      28.0   29.8
New shares issued                    0.2      1.4     (0.9)          -            -           -         -    0.7
Obligation to issue share
capital
Caw Networks, Inc.                     -        -      2.7           -            -           -         -    2.7
Other movements                        -        -     (0.5)          -            -           -       1.1    0.6
-----------------------------------------------------------------------------------------------------------------
At 31 December 2003                 31.5    697.5     17.7         0.7          3.0           -    (624.3) 126.1
-----------------------------------------------------------------------------------------------------------------
Changes in equity for 2004
Exchange differences on
translating foreign operations         -        -        -           -         (1.4)          -         -   (1.4)
Share-based payment                    -        -        -           -            -           -       4.8    4.8
Gain on lapsed options                 -        -     (1.2)          -            -           -       1.2      -
Actuarial gain recognised on
pension schemes                        -        -        -           -            -           -       3.0    3.0
Tax on actuarial gain                  -        -        -           -            -           -      (0.9)  (0.9)
-----------------------------------------------------------------------------------------------------------------
Net profits and losses
recognised directly in equity          -        -     (1.2)          -         (1.4)          -       8.1    5.5
Profit for the period                  -        -        -           -            -           -      26.2   26.2
-----------------------------------------------------------------------------------------------------------------
Total recognised profits and
losses for the period                  -        -     (1.2)          -         (1.4)          -      34.3   31.7
New shares issued                    0.3      3.3     (2.1)          -            -           -         -    1.5
New shares issued
Caw Networks, Inc.                   0.1      3.2     (2.7)          -            -           -         -    0.6
Cancellation of share premium
and capital redemption reserve         -   (702.7)       -        (0.7)           -           -     703.4      -
Other movements                        -        -     (0.8)          -            -           -         -  (0.8)
-----------------------------------------------------------------------------------------------------------------
At 31 December 2004                 31.9      1.3     10.9           -          1.6           -     113.4  159.1
=================================================================================================================




6.    Reconciliation of the consolidated income statements

GBP million                    Year 2004                 First half 2004                      Year 2003
                   UK GAAP    Total IFRS      IFRS UK GAAP    Total IFRS      IFRS UK GAAP    Total IFRS      IFRS
                             adjustments                     adjustments                     adjustments
Appendix III                         (a)                             (b)                             (c)
-------------------------------------------------------------------------------------------------------------------
Revenue              475.0             -     475.0   239.3             -     239.3   466.2             -     466.2
Cost of sales       (274.9)            -    (274.9) (139.6)            -    (139.6) (279.8)            -   (279.8)
-------------------------------------------------------------------------------------------------------------------
Gross profit         200.1             -     200.1    99.7             -      99.7   186.4             -     186.4
Operating expenses  (169.3)          5.3    (164.0)  (82.7)          3.2     (79.5) (167.6)          9.3    (158.3)
-------------------------------------------------------------------------------------------------------------------
Operating profit      30.8           5.3      36.1    17.0           3.2      20.2    18.8           9.3      28.1
-------------------------------------------------------------------------------------------------------------------
Restructuring and
refinancing costs      2.9             -       2.9       -             -         -     7.5             -       7.5
Goodwill
amortisation           9.1          (9.1)        -     4.6          (4.6)        -     9.7          (9.7)        -
Share-based
payment                0.6           4.6       5.2     0.3           1.0       1.3     0.6           0.4       1.0
Operating profit
before
restructuring and
refinancing costs,
goodwill
amortisation and
share-based
payment               43.4           0.8      44.2    21.9          (0.4)     21.5    36.6             -      36.6
-------------------------------------------------------------------------------------------------------------------
(Loss)/profit from
interests in joint
ventures              (0.7)            -      (0.7)   (0.2)            -      (0.2)    2.7          (1.3)      1.4
Profit from
interests in
associates             2.8          (1.0)      1.8     1.2          (0.5)      0.7     2.1          (1.0)      1.1
-------------------------------------------------------------------------------------------------------------------
Operating profit
of the Group,
joint ventures and
associates            32.9           4.3      37.2    18.0           2.7      20.7    23.6           7.0      30.6
(Loss)/profit on
the disposal of
operations            (0.9)          4.9       4.0       -             -         -     3.6           5.0       8.6
-------------------------------------------------------------------------------------------------------------------
Profit before
interest              32.0           9.2      41.2    18.0           2.7      20.7    27.2          12.0      39.2
Finance income         1.6             -       1.6     0.7             -       0.7     3.1             -       3.1
Finance costs         (8.4)         (0.7)     (9.1)   (4.3)         (0.4)     (4.7)  (12.4)         (1.3)    (13.7)
Costs associated
with the part
prepayment of loan
notes                 (0.5)            -      (0.5)      -             -         -   (16.1)            -     (16.1)
Other finance
expense               (0.7)          0.7         -    (0.4)          0.4         -    (1.5)          1.5         -
-------------------------------------------------------------------------------------------------------------------
Profit before tax     24.0           9.2      33.2    14.0           2.7      16.7     0.3          12.2      12.5
Tax                   (7.7)          1.0      (6.7)   (5.2)          0.5      (4.7)   (0.6)          1.9       1.3
-------------------------------------------------------------------------------------------------------------------
Profit/(loss) for
the period            16.3          10.2      26.5     8.8           3.2      12.0    (0.3)         14.1      13.8
===================================================================================================================
Attributable to
Equity
shareholders          16.0          10.2      26.2     8.6           3.2      11.8    (0.5)         14.1      13.6
Minority
shareholders'
interests              0.3             -       0.3     0.2             -       0.2     0.2             -       0.2
-------------------------------------------------------------------------------------------------------------------
                      16.3          10.2      26.5     8.8           3.2      12.0    (0.3)         14.1      13.8
===================================================================================================================

Basic earnings/
(loss) per share
(pence)               1.70          1.09      2.79    0.92          0.34      1.26   (0.05)         1.51      1.46
Diluted earnings/
(loss) per share
(pence)               1.67          1.07      2.74    0.90          0.33      1.23   (0.05)         1.49      1.44
Adjusted earnings
per share(1),(2)
(pence)               3.06          0.08      3.14    1.44         (0.04)     1.40    2.38         (0.02)     2.36



Notes
(1)   Before restructuring and refinancing costs, goodwill amortisation and share-based payment
(2)   Under UK GAAP, adjusted earnings is headline earnings as previously reported before deducting the charge for share-based payment



7.    Reconciliation of the consolidated balance sheets



GBP million             31 December 2004                 First half 2004                31 December 2003
                  UK GAAP    Total IFRS      IFRS UK GAAP    Total IFRS      IFRS UK GAAP    Total IFRS      IFRS
                            adjustments                     adjustments                     adjustments
Appendix III                        (d)                             (e)                             (f)
------------------------------------------------------------------------------------------------------------------
Assets
Non current
assets
Goodwill             88.8          17.7     106.5    96.2          13.6     109.8   101.6           9.3     110.9
Property, plant
and equipment        86.3             -      86.3    85.5             -      85.5    90.2             -      90.2
Investment in
joint venture           -             -         -     0.3             -       0.3     0.3             -       0.3
Investment in
associates           15.8          (1.5)     14.3    14.5          (1.5)     13.0    14.6          (1.5)     13.1
Deferred tax            -          11.1      11.1       -          10.3      10.3       -          13.0      13.0
------------------------------------------------------------------------------------------------------------------
                    190.9          27.3     218.2   196.5          22.4     218.9   206.7          20.8     227.5
------------------------------------------------------------------------------------------------------------------
Current assets
Inventories          54.0             -      54.0    53.8             -      53.8    55.0             -      55.0
Trade and other
receivables          89.9             -      89.9    94.7             -      94.7    86.9             -      86.9
Cash and cash
equivalents          51.7             -      51.7    30.5             -      30.5    37.6             -      37.6
------------------------------------------------------------------------------------------------------------------
                    195.6             -     195.6   179.0             -     179.0   179.5             -     179.5
------------------------------------------------------------------------------------------------------------------
Total assets        386.5          27.3     413.8   375.5          22.4     397.9   386.2          20.8     407.0
------------------------------------------------------------------------------------------------------------------
Liabilities
Current
liabilities
Trade and other
payables            (90.6)         (0.2)    (90.8)  (86.0)         (1.4)    (87.4)  (86.6)         (1.0)    (87.6)
Current tax         (26.2)            -     (26.2)  (27.4)            -     (27.4)  (24.7)            -     (24.7)
Short term
borrowings and
overdrafts           (1.8)            -      (1.8)   (1.6)            -      (1.6)   (1.8)            -      (1.8)
Provisions and
other liabilities       -          (4.2)     (4.2)      -          (2.3)     (2.3)      -          (4.6)     (4.6)
------------------------------------------------------------------------------------------------------------------
                   (118.6)         (4.4)   (123.0) (115.0)         (3.7)   (118.7) (113.1)         (5.6)   (118.7)
------------------------------------------------------------------------------------------------------------------
Non current
liabilities
Trade and other
payables             (3.9)            -      (3.9)   (4.3)            -      (4.3)   (2.3)            -      (2.3)
Long term
borrowings          (76.3)            -     (76.3)  (82.4)            -     (82.4)  (93.3)            -     (93.3)
Retirement
benefit
obligations         (27.0)        (11.1)    (38.1)  (24.7)        (10.3)    (35.0)  (35.2)        (13.0)    (48.2)
Deferred tax         (1.9)         (0.6)     (2.5)   (1.8)         (0.6)     (2.4)   (2.3)         (0.6)     (2.9)
Provisions and
other liabilities   (13.8)          4.2      (9.6)  (14.1)          2.3     (11.8)  (17.9)          4.6     (13.3)
------------------------------------------------------------------------------------------------------------------
                   (122.9)         (7.5)   (130.4) (127.3)         (8.6)   (135.9) (151.0)         (9.0)   (160.0)
------------------------------------------------------------------------------------------------------------------
Total liabilities  (241.5)        (11.9)   (253.4) (242.3)        (12.3)   (254.6) (264.1)        (14.6)   (278.7)
------------------------------------------------------------------------------------------------------------------
Net assets          145.0          15.4     160.4   133.2          10.1     143.3   122.1           6.2     128.3
------------------------------------------------------------------------------------------------------------------
Equity
Called up share
capital              31.9             -      31.9    31.8             -      31.8    31.5             -      31.5
Share premium
account               1.3             -       1.3   701.9             -     701.9   697.5             -     697.5
Capital reserve      10.9             -      10.9    14.4             -      14.4    17.7             -      17.7
Capital
redemption
reserve                 -             -         -     0.7             -       0.7     0.7             -       0.7
Translation
reserve                 -           1.6       1.6       -          (0.5)     (0.5)      -           3.0       3.0
Investment in own
shares                  -             -         -       -             -         -    (2.6)          2.6         -
Retained earnings
/(loss)              99.6          13.8     113.4  (617.2)         10.6    (606.6) (624.9)          0.6    (624.3)
------------------------------------------------------------------------------------------------------------------
Shareholders'
funds - equity      143.7          15.4     159.1   131.6          10.1     141.7   119.9           6.2     126.1
Minority
interests -
equity                1.3             -       1.3     1.6             -       1.6     2.2             -       2.2
------------------------------------------------------------------------------------------------------------------
Total equity and
reserves            145.0          15.4     160.4   133.2          10.1     143.3   122.1           6.2     128.3
==================================================================================================================


8.    Segmental information




The business segments for the Group reported under IFRS are the same as those reported under UK GAAP. However, there are stricter definitions included in IFRS regarding the allocation of corporate or central costs. Those shared costs, which cannot be allocated directly to individual segments, will now be reported as non segmental costs.


GBP million                                 Year 2004          First half 2004           Year 2003
                                      UK GAAP       IFRS     UK GAAP        IFRS     UK GAAP       IFRS
--------------------------------------------------------------------------------------------------------
Revenue
Performance Analysis                    176.8      176.8        83.1        83.1       148.7      148.7
Service Assurance                        74.7       74.7        42.0        42.0        91.7       91.7
--------------------------------------------------------------------------------------------------------

Communications                          251.5      251.5       125.1       125.1       240.4      240.4
Network Products                        187.8      187.8        95.0        95.0       174.4      174.4
Systems                                  35.7       35.7        19.2        19.2        51.4       51.4
--------------------------------------------------------------------------------------------------------
Total Group                             475.0      475.0       239.3       239.3       466.2      466.2
========================================================================================================
Operating profit

Operating profit before
restructuring and refinancing
costs, goodwill amortisation and
share-based payment
Performance Analysis                     20.3       21.7         7.4         7.6         5.0        5.2
Service Assurance                         0.2        2.5         2.2         3.5         9.4       13.4
--------------------------------------------------------------------------------------------------------
Communications                           20.5       24.2         9.6        11.1        14.4       18.6
Network Products                         20.4       21.3        10.7        10.8        16.7       16.9
Systems                                   2.5        4.0         1.6         2.3         5.5        6.2
Non segmental                               -       (5.3)          -        (2.7)          -       (5.1)
--------------------------------------------------------------------------------------------------------
Total Group                              43.4       44.2        21.9        21.5        36.6       36.6
--------------------------------------------------------------------------------------------------------
Restructuring and refinancing
costs
Performance Analysis                      1.3        1.3           -           -        (5.1)      (5.1)
Service Assurance                        (1.9)      (1.9)           -           -       (0.1)      (0.1)
--------------------------------------------------------------------------------------------------------
Communications                           (0.6)      (0.6)           -           -       (5.2)      (5.2)
Non segmental                            (2.3)      (2.3)           -           -       (2.3)      (2.3)
--------------------------------------------------------------------------------------------------------
Total Group                              (2.9)      (2.9)           -           -       (7.5)      (7.5)
--------------------------------------------------------------------------------------------------------
Share-based payment
Performance Analysis                     (0.6)      (3.2)       (0.3)       (0.9)       (0.6)      (0.8)
Service Assurance                           -       (1.4)           -       (0.3)           -      (0.1)
--------------------------------------------------------------------------------------------------------
Communications                           (0.6)      (4.6)       (0.3)       (1.2)       (0.6)      (0.9)
Network Products                            -       (0.4)          -        (0.1)          -       (0.1)
Systems                                     -       (0.1)          -           -           -          -
Non segmental                               -       (0.1)          -           -           -          -
--------------------------------------------------------------------------------------------------------
Total Group                              (0.6)      (5.2)       (0.3)       (1.3)       (0.6)      (1.0)
--------------------------------------------------------------------------------------------------------
Goodwill amortisation                    (9.1)         -        (4.6)          -        (9.7)         -
--------------------------------------------------------------------------------------------------------
Operating profit                         30.8       36.1        17.0        20.2        18.8       28.1
========================================================================================================





9. Independent auditors' report to Spirent plc on the preliminary IFRS financial statements for the years ended 31 December 2003 and 31 December 2004

We have audited the accompanying preliminary International Financial Reporting Standards (IFRS) consolidated financial statements of Spirent plc (the Company) for the years ended 31 December 2003 and 31 December 2004 which comprise the opening IFRS consolidated balance sheet as at 1 January 2003, the consolidated income statement, the consolidated cash flow statement and the consolidated statement of changes in equity for the years ended 31 December 2003 and 31 December 2004 and the consolidated balance sheet as at 31 December 2003 and 31 December 2004, together with the related accounting policies note set out in Appendix I. This report is made solely to the Company in accordance with our engagement letter dated 13 May 2005. Our audit work has been undertaken so that we might state to the Company those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

These preliminary IFRS financial statements are the responsibility of the Company's directors and have been prepared as part of the Company's conversion to IFRS. They have been prepared in accordance with the basis set out in the accounting policies note in Appendix I, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005.

Our responsibility is to express an independent opinion on the preliminary IFRS financial statements based on our audit. We read the other information accompanying the preliminary IFRS financial statements and consider whether it is consistent with the preliminary IFRS financial statements. This other information comprises the explanation of IFRS adjustments to the consolidated income statement and the explanation of IFRS adjustments to the balance sheet on transition and at 31 December 2003 and 31 December 2004, set out in Appendix II. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary IFRS financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary IFRS financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary IFRS financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary IFRS financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that the accounting policies note explains why there is a possibility that the preliminary IFRS financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the accompanying preliminary IFRS financial statements for the years ended 31 December 2003 and 31 December 2004 have been prepared, in all material respects, in accordance with the basis set out in the accounting policies note in Appendix I, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005.

Ernst & Young LLP
London
14 July 2005


10. Independent review report to Spirent plc on the preliminary IFRS financial statements for the period ended 4 July 2004

We have reviewed the accompanying preliminary International Financial Reporting Standards (IFRS) consolidated financial statements of Spirent plc (the Company) for the period ended 4 July 2004 which comprises the consolidated balance sheet, the consolidated income statement and the consolidated cash flow statement.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Company for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

This preliminary IFRS financial information is the responsibility of the Company's directors and has been prepared as part of the Company's conversion to IFRS. It has been prepared in accordance with the basis set out in the accounting policies note in Appendix I, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an opinion on the preliminary IFRS financial information.

Emphasis of matter

Without modifying our review conclusion, we draw attention to the fact that the accounting policies note set out in Appendix I explains why there is a possibility that the preliminary IFRS financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company's financial position, results of operations and cash flows in accordance with IFRS.

Review conclusion

On the basis of our review we are not aware of any material modification that should be made to the preliminary IFRS financial information as presented for the period ended 4 July 2004.

Ernst & Young LLP
London
14 July 2005

Appendices

I)    International Financial Reporting Standards (IFRS) accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with IFRS and in accordance with the significant accounting policies set out below. The consolidated financial statements are presented in pounds sterling.

The financial information has been prepared on the assumption that all IFRS statements, including International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) as effective for 2005 reporting will be endorsed by the European Commission. These are subject to ongoing review and amendment by the IASB and subsequent endorsement by the European Commission and therefore may change. Further standards and interpretations may also be issued that will become applicable for the Group's financial year to 31 December 2005. IFRS in force at the time the Group prepares its first IFRS financial statements may, therefore, require different accounting policies from those stated here. In 2005 the Group will adopt IFRS for the first time. The date of transition is 1 January 2003. All comparative information included in these financial statements has been restated to reflect the effect of adopting IFRS on that date in accordance with IFRS 1.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

Results of subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All intra group transactions, balances, income and expenses are eliminated on consolidation.

The consolidated financial statements include the Group's share of profits or losses of associates and joint ventures.

Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the operating policy decisions of the investee. Results are based on management accounts to 31 December each year. The investment in associates is accounted for using the equity method and carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the associate, less any impairment in value.

Entities in which the Group enters into a contractual arrangement to undertake an economic activity with another party or parties that is subject to joint control are treated as joint ventures. The investment in joint ventures is accounted for using the equity method. Results are based on management accounts to 31 December each year. There were no joint venture arrangements in place at 31 December 2004.

Goodwill

Goodwill arising on the acquisition of subsidiaries, representing the excess of cost over the fair value of the identifiable assets and liabilities acquired, is capitalised as an intangible asset. Goodwill is carried at cost less any accumulated impairment losses. It is not amortised but it is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is allocated to the relevant cash-generating unit or groups of cash-generating units for the purpose of impairment testing.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the UK GAAP amounts as at the transition date, 1 January 2003, having been subject to testing for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in the calculation of any profit or loss on any subsequent disposal.

Research and development

Research expenditure is charged to the income statement in the year in which it is incurred.

An intangible asset arising on the Group's various development projects is recognised only if all of the following conditions are met:

i) an asset is created that can be separately identified (such as software or new processes);
ii) it is probable that the asset created will generate future economic benefits; and
iii)  the development cost can be measured reliably.

Development costs are expensed as incurred until the technological feasibility of the product under development has been established. Technological feasibility in Spirent's circumstances occurs when a working model is completed. For software development technological feasibility is not established until the process of developing the software is complete. After technological feasibility is established, additional costs are capitalised and amortised over the estimated useful life.

Other intangible assets

Other separately identifiable intangible assets such as patent fees, licence fees and trade marks are capitalised on the balance sheet only when the value can be measured reliably or the intangible asset is purchased as part of the acquisition of a business. Such intangible assets are amortised over their useful economic lives on a straight line basis. The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is not provided on freehold land. Depreciation is provided to write off all other assets over their estimated useful lives on a straight line basis at rates which take into account commercial conditions at their location. Usual asset lives are as follows:

Freehold buildings                              50 years
Properties held under finance leases            Over the lease period
Plant and machinery                             3 - 8 years
Fixtures, fittings and equipment
     Building installations                     20 years or lease period if less
     Fittings and equipment                     3 - 8 years
     Motor vehicles                             3 - 5 years
     Business systems software                  4 years

The carrying values of property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

Leases

Finance leases, which transfer substantially all the risks and rewards of ownership of the assets concerned, are capitalised on the balance sheet at the lower of fair value of the leased property and net present value of the minimum lease payments at the inception of the lease. The corresponding liabilities are recorded as long term or current liabilities depending on the period when they are due. The interest elements of the rental obligations are charged to the income statement over the periods of the leases as a finance cost. Lease payments are apportioned between the finance cost and the reduction in the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Capitalised leased assets are depreciated over their useful life as above.

Operating leases are leases where the lessor retains substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the income statement over the period of the lease.

Inventories

Inventories are valued at the lower of cost and estimated net realisable value. Cost includes all costs in bringing each product to its present location and condition, being the full manufacturing cost on a first-in-first-out basis, including all attributable overheads based on a normal level of activity and excluding borrowing costs. Net realisable value represents selling price less further costs to be incurred to completion and on sale.

Provisions

Provisions are recorded when the Group has a present, legal or constructive obligation as a result of a past event which it is probable that the Group will be required to settle by an outflow of resources and for which a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditures expected to be required to settle the obligation.

Revenue recognition

Goods and services

Revenue is recognised when it is probable that economic benefits will flow to the Group, the revenue can be reliably measured and when the Group has transferred to the buyer the significant risks and rewards of ownership. In addition, revenue is only recognised when collectibility is probable.

For the sale of services, revenue is recognised in accounting periods in which the service is rendered. Revenue from maintenance contracts is recognised over the period of performance.

Revenue from product sales of hardware and software is recognised at the time of delivery and acceptance and when there are no significant vendor obligations remaining. It is not until acceptance has occurred that the risks and rewards of ownership are transferred to the buyer. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer.

Contractual arrangements are accounted for as two or more separate transactions only where the commercial substance is that the individual components operate independently of each other because they are capable of being provided separately from one another and it is possible to attribute reliable fair values to every component. To the extent that a separate component comprises a product sale of hardware or software, revenue is recognised as described above. Revenue is recognised on other components as the Group fulfils its contractual obligations and to the extent that it has earned the right to consideration.

Foreign currencies

The consolidated financial statements are presented in pounds sterling, which is the Company's functional and presentation currency. The Group determines the functional currency of each entity and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are measured in terms of historical costs using the exchange rate at the date of the initial transactions.

The functional currencies of the Group's foreign operations are principally US dollar, sterling or euro.

On consolidation the assets and liabilities of the Group's foreign operations are translated into the Group's presentational currency at exchange rates prevailing at the balance sheet date. The results of foreign operations are translated into sterling using average rates.

Equity investments in foreign operations include long term intra group loans the settlement of which is neither planned nor likely to occur in the foreseeable future. Exchange differences arising from the retranslation of opening net assets of foreign investments and exchange adjustments arising from the translation of the results of foreign operations, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as part of the profit or loss on disposal should an operation be disposed of. The Group has elected to apply the exemption in IFRS 1 'First Time Adoption of International Financial Reporting Standards' which allows the cumulative translation differences for all foreign operations to be deemed to be zero at the date of transition to IFRS. The Group has similarly elected that the gain or loss on the subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at closing rates of exchange. As permitted by IFRS 1 the Group has elected to treat goodwill and fair value adjustments arising on acquisitions prior to the date of transition to IFRS, and treated as an asset of the parent, as sterling denominated.

All other exchange profits and losses are taken to the income statement, with the exception of differences on foreign currency borrowings which provide an effective hedge against the Group's equity investments in foreign operations, which are taken to equity together with the exchange differences on the carrying amount of the related investments.

Financial instruments

Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade and other receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents

Cash and short term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less. For the purpose of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Interest-bearing loans and borrowings

Loans and overdrafts are initially recognised at cost, being the fair value of the consideration received, net of issue costs. Issue costs are amortised over the expected life of the instrument.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

From 1 January 2005, hedge accounting is adopted where derivatives such as 'fixed to floating' interest rate swaps are held as fair value hedges against fixed interest rate borrowings. Under fair value hedge accounting, fixed interest rate borrowings are revalued at each balance sheet date by the change in the fair value attributable to the interest rate risk being hedged.

Trade payables

Trade payables are generally not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The accounting policy prior to 1 January 2005 is as follows:

The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The Group's policy is not to undertake any trading activity in financial instruments. Financial instruments will be accounted for as hedges when designated as hedges at the inception of the contract.

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. The rates under these contracts are used to record the hedged item, and as such gains and losses on foreign currency contracts are offset against the foreign exchange gains and losses on the related financial assets and liabilities. Where the contract is a hedge against future transactions, gains and losses are deferred until the transaction occurs.

Interest rate swaps are occasionally used to hedge the Group's exposure to movements in interest rates. Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the underlying financial instrument. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end but are disclosed in the notes to the accounts.

Gains or losses arising on hedging instruments, which are cancelled due to the termination of the underlying exposure, are taken to the income statement immediately.

From 1 January 2005 the Group's accounting policy will be as follows:

The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The Group's policy is not to undertake any trading activity in financial instruments. Such derivative financial instruments are stated at fair value.

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Interest rate swaps are occasionally used to hedge the Group's exposure to movements in interest rates. The fair value of interest rate swaps is determined by reference to market rates for similar instruments. Currently the Group has in place interest rate swaps which hedge changes in the fair value of its senior notes.

For the purpose of hedge accounting, hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to the variability in cash flows that is due to the risk associated with a recognised asset or liability or a forecast transaction.

In relation to these fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument is recognised in the income statement and any gain or loss on the item that is being hedged is adjusted against its carrying amount and recognised in the income statement.

In relation to cash flow hedges (forward foreign exchange contracts) to hedge firm commitments or highly probable forecast transactions and which meet the conditions for hedge accounting, the proportion of the gain or loss on the remeasurement of the fair value of the hedging instrument that is deemed to be effective is recognised in equity and the ineffective portion is recognised in the income statement.

When the firm commitment or highly probable forecast transaction results in the recognition of an asset or liability, the associated gains and losses that have previously been recognised in equity are included in the initial measurement of the carrying amount of the asset or liability at the time the asset or liability is recognised.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken to the income statement.

Gains or losses arising on hedging instruments, which are cancelled due to termination of the underlying exposure, are taken to the income statement immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts.

Pension contributions

In the UK the Group operates two defined benefit pension schemes for the benefit of employees. These schemes require contributions to be made to separately administered funds, based on triennial actuarial valuations. Other schemes, all of which are overseas, are defined contribution in nature.

The assets of the defined benefit schemes are measured at their market value at the balance sheet date and the liabilities of the schemes are measured using the projected unit method. The discount rate used to measure the schemes' liabilities is the current rate of return on an AA corporate bond of equivalent term and currency to the liabilities. The full extent to which the schemes' assets exceed or fall short of the schemes' liabilities is shown as a surplus or deficit in the balance sheet.

The regular service cost of providing retirement benefits to employees in defined benefit schemes is charged to operating profit in the year together with the cost of providing benefit improvements in respect of past service and gains or losses arising on settlements and curtailments.

For the defined benefit schemes, a credit for the expected return on the schemes' assets and a charge for the increase during the period in the present value of the schemes' liabilities, because the benefits are one year closer to settlement, are included in finance costs in the income statement. Differences arising between the actual and expected returns on the schemes' assets together with changes in the actuarial assumptions are included in the consolidated statement of changes in equity.

Contributions payable to the overseas defined contribution plans are charged to the income statement in the year for which they are due.

Employee benefits

When an employee has rendered services to the Group during an accounting period, short term benefits expected to be paid in exchange for those services are recognised in the same accounting period.

Share-based payment

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of the directors of the Company at that date and based on the best available estimates.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected in the computation of diluted earnings per share.

The Group has an employee share trust for the granting of certain options to employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS 1 and IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 which were unvested at 1 January 2005.

Government grants

Government grants are recognised as income at fair value over periods which match them with the related costs and are deducted in reporting the related expense.

Capital grants are treated as deferred income at fair value and are released to the income statement over the estimated useful lives of the assets to which they relate.

Tax

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from net profit reported in the income statement as it excludes income and expenses that are taxable in other accounting periods and income and expenses which are never taxable or deductible. The liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying value of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is probable that sufficient taxable profits will not be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset realised based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited to the income statement except where it relates to items charged or credited to equity, in which case it is dealt with through equity.

II) Explanation of IFRS adjustments to the income statements and balance sheets

This section describes the most significant changes arising from the transition to IFRS.

The effect of each of these adjustments is set out in the reconciliations in Appendix III.

a)    IFRS 2 'Share-based Payment'

IFRS 2 requires an expense to be recognised where the Group buys goods or services in exchange for shares or rights over shares (equity-settled transactions), or in exchange for other assets equivalent in value to a given number of shares or rights over shares (cash-settled transactions). The main impact of IFRS 2 on the Group is the measurement of the expense for employees' and directors' share options and other share-based incentives by using an option-pricing model.

IFRS 2 is mandatory for accounting periods beginning on or after 1 January 2005. However, the Group has taken advantage of the transitional provisions of IFRS
1 and IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 which were unvested at 1 January 2005.

Effect on the income statement

This change has resulted in an increase in the reported charge for share-based payment of GBP4.6 million for the full year 2004, GBP1.0 million for the first half of 2004 and GBP0.4 million for the full year 2003.

The effect of this revised policy on the full year basic and diluted EPS is as follows:

-     For 2004 a decrease in basic earnings per share of 0.49 pence
      (2003 0.04 pence).
- For 2004 a decrease in diluted earnings per share of 0.48 pence (2003 0.04 pence).

Effect on equity

There is no net effect on equity.

b)    IAS 19 'Employee Benefits'

IAS 19 permits a number of different approaches for the accounting of defined benefit pension plans. Spirent is adopting the approach which is similar to the UK Standard, Financial Reporting Standard (FRS) 17 'Retirement Benefits'. Spirent adopted FRS 17 for UK GAAP reporting in 2003 and restated the consolidated balance sheet at 1 January 2003 for the adoption of this standard. The implementation of IAS 19 in respect of defined benefit pension plans has had no effect on the reported results of Spirent compared with the results reported under UK GAAP.

Under UK GAAP a deferred tax asset arose in respect of the retirement benefit obligation on the defined benefit pension schemes and this was set off against the obligation for disclosure purposes. IAS 19 requires that the deferred tax asset be separately disclosed as a non current asset.

IAS 19 also requires companies to make an accrual for holiday pay; under UK GAAP this was not mandatory.

Effect on the income statement

The requirement to accrue holiday pay has resulted in a credit to the income statement of GBP0.8 million for the full year 2004, a charge of GBP0.4 million for the first half of 2004 and no adjustment for the full year 2003.

The effect of this revised policy in respect of the requirement to accrue holiday pay on the full year basic and diluted EPS is as follows:

-   For 2004 an increase in basic earnings per share of 0.09 pence (2003 nil).
-   For 2004 an increase in diluted earnings per share of 0.08 pence (2003 nil).

Effect on equity

At 31 December 2004 a deferred tax asset of GBP11.1 million has been reclassified from the retirement benefit obligation to non current assets. Similar reclassifications were made of GBP10.3 million at the end of the first half of 2004 and of GBP13.0 million at 31 December 2003. No deferred tax asset was recognised at the transition date 1 January 2003.

An additional accrual of GBP0.2 million for holiday pay has been reported and included in trade and other payables at 31 December 2004. A similar adjustment of GBP1.4 million was made at the end of the first half of 2004, GBP1.0 million at 31 December 2003 and GBP1.0 million at 1 January 2003.

c)    IFRS 3 'Business Combinations'

i)    Goodwill amortisation

The Spirent Group made no acquisitions in 2003 or 2004 and has elected not to restate business combinations prior to the transition date of 1 January 2003. The effect of the adoption of IFRS 3 on the Group's accounting policies has therefore had no impact on the book value of assets and liabilities acquired for prior period acquisitions.

The adoption of IFRS 3 and IAS 36 'Impairment of Assets' has resulted in the Group ceasing annual goodwill amortisation from 1 January 2003 and introduced the requirement to test for impairment annually at the level of the cash-generating unit or cash-generating units to which goodwill has been allocated (unless an event occurs during the year which requires the goodwill to be tested more frequently).

In addition, the reversal of goodwill amortisation has resulted in a higher goodwill balance denominated in foreign currencies and hence has adjusted the exchange difference on retranslation of goodwill into sterling at each reporting date.

Effect on the income statement

Goodwill amortisation of GBP9.1 million charged in the full year 2004, GBP4.6 million charged in the first half of 2004 and GBP9.7 million charged in the full year 2003 under UK GAAP has been reversed in the restatements under IFRS.

The effect of this revised policy due to the adoption of IFRS 3 on the full year basic and diluted EPS is as follows:

- For 2004 an increase in basic earnings per share of 0.97 pence (2003 1.04 pence).
- For 2004 an increase in diluted earnings per share of 0.96 pence (2003 1.03 pence).

Effect on equity

A cumulative exchange difference of GBP1.1 million arises on the retranslation of the adjusted goodwill balance at 31 December 2004. The equivalent cumulative exchange differences are GBP0.7 million at the end of the first half of 2004 and GBP0.4 million at 31 December 2003.

The reversal of the cumulative goodwill amortisation at transition date together with the exchange effects outlined above have increased the carrying value of goodwill at 31 December 2004 by GBP17.7 million. The cumulative adjustment at the end of the first half of 2004 was GBP13.6 million and at 31 December 2003, GBP9.3 million.

ii)   Profit or loss on disposal

Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in the calculation of any profit or loss on any subsequent disposal under IFRS.

Effect on the income statement

Goodwill written off to reserves arising prior to 1998 and reinstated under UK GAAP on the disposal of operations has been reversed in the amount of GBP4.9 million and GBP2.6 million in the full years 2004 and 2003, respectively. There is no adjustment required and hence no effect on profits in the first half of 2004.

The effect of this revised policy due to the adoption of IFRS 3 on the full year basic and diluted EPS is as follows:

- For 2004 an increase in basic earnings per share of 0.52 pence (2003 0.28 pence).
- For 2004 an increase in diluted earnings per share of 0.51 pence (2003 0.27 pence).

Effect on equity

There is no net effect on equity.

d)    IAS 12 'Income Taxes'

IAS 12 requires that deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. These deferred tax liabilities were not required to be recognised under UK GAAP.

Effect on the income statement

The tax charge for the Group has increased by GBP0.1 million and that for the associate by GBP0.1 million for the full year 2003 under IFRS. There is no effect on the income statement in 2004 and therefore there is no effect on basic or diluted earnings per share (2003 basic and diluted 0.02 pence decrease).

Effect on equity

Under IFRS additional deferred tax liabilities for subsidiaries have been recognised of GBP0.6 million and for associates of GBP1.5 million at 31 December 2004, the end of the first half of 2004 and at 31 December 2003. At the transition date, 1 January 2003, tax liabilities of GBP0.4 million for subsidiaries and GBP1.4 million for associates have been recognised under IFRS.

e)   IAS 28 'Investments in Associates' and IAS 31 'Interests in Joint Ventures'

IAS 28 and IAS 31 require that the Group's share of the associates' or joint ventures' net profit or loss be disclosed in the income statement as one line after charging or crediting the Group's share of the associates' or joint ventures' interest and tax. Under UK GAAP the Group's share of interest and tax of the associates and joint ventures were disclosed within the interest or tax lines in the income statement.

Effect on the income statement

An amount of GBP1.0 million of tax has been reclassified to the associates' result from the tax charge in the full year 2004 under IFRS. In the first half of 2004 an amount of GBP0.5 million was reclassified from tax to the associates' result. In the full year 2003 GBP0.2 million of interest and GBP1.1 million of tax have been reclassified to the joint ventures' result and GBP0.9 million of tax to the associates' result.

Effect on equity

There is no effect on equity.

f)    IAS 21 'The Effects of Changes in Foreign Exchange Rates'

The Group has elected to adopt IAS 21 from the transition date, 1 January 2003. As a result any goodwill arising on the acquisition of a foreign subsidiary and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are now treated as assets and liabilities of the foreign operation and translated at the closing rate. Goodwill acquired prior to 1 January 2003 that has been treated as an asset of the parent is reported in pounds sterling at the date of transition.

Exchange differences arising from the retranslation of opening net assets of overseas subsidiaries and exchange adjustments arising from the translation of the results of overseas subsidiaries, joint ventures and associates, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as part of the profit or loss on disposal should an operation be disposed of. The Group has elected to apply the exemption that allows the cumulative translation differences for all foreign operations to be deemed to be zero at the date of transition to IFRS, 1 January 2003. The Group has similarly elected that the gain or loss on the subsequent disposal of any foreign operation shall exclude translation differences that arose before the transition date.

For disposals in 2003 and 2004 that occurred after the transition date the profit or loss on disposal has been restated so as to include the effect of any post-transition translation differences.

Effect on the income statement

There is no effect on the income statement in either the full year or first half of 2004. In 2003 exchange gains of GBP2.4 million on foreign operations disposed of have been credited to the income statement.

The effect of this revised policy on the full year basic and diluted earnings per share is as follows:

-    For 2004 there is no effect on basic earnings per share
     (2003 0.25 pence increase).
-    For 2004 there is no effect on diluted earnings per share
     (2003 0.25 pence increase).

Effect on equity

At 31 December 2004 cumulative translation adjustments of GBP2.8 million have been transferred to a separate translation reserve in accordance with IAS 21. These, together with the translation effects of other IFRS adjustments, result in a closing balance of GBP1.6 million on the translation reserve at this date. The translation reserve at the end of the first half year 2004 was a debit balance of GBP0.5 million and at 31 December 2003 a credit balance of GBP3.0 million.

g)    Reclassifications

Some reclassifications are required in the restatements under IFRS.

Effect on the income statement

For our defined benefit pension schemes a credit for the expected return on the schemes' assets and a charge for the increase during the period in the present value of the schemes' liabilities, because the benefits are one year closer to settlement, were included in other finance expense or income in the income statement under UK GAAP. Under IFRS this charge or credit has been reclassified as finance costs.

Effect on equity

Under IFRS it is necessary to classify provisions into short term provisions and non current provisions.

Under IFRS the investment in own shares has been reclassified to retained earnings in the transition date balance sheet and at 31 December 2003. The investment in own shares was deducted from retained earnings at 31 December 2004 for UK GAAP so no adjustment is required.

For UK GAAP purposes in the attached reconciliations the pension retirement obligation has been reclassified as a non current liability.

Other

Spirent will apply IAS 39 'Financial Instruments' prospectively, that is with effect from 1 January 2005, and hence no adjustments for financial instruments are required in the income statement restatements for 2003 or 2004. The principles of IAS 39 require that financial instruments be measured at fair value. Spirent uses derivative financial instruments to hedge its exposures to fluctuations in interest rates and foreign exchange rates. In general the number of these transactions is relatively small and Spirent will adopt hedge accounting where available. It is expected that IAS 39 will not have a significant effect on our results unless our activity in such instruments increases.

III)  Analysis of adjustments to the financial statements

Consolidated income statements

a)    Consolidated income statement for the year to 31 December 2004


GBP million           IFRS 2     IAS 19    IFRS 3     IAS 12   IAS 28    IAS 21  Reclassifications     Total IFRS
                                                             & IAS 31                                  adjustments

Appendix II               (a)        (b)       (c)        (d)      (e)       (f)                (g)

------------------------------------------------------------------------------------------------------------------
Revenue                     -         -         -         -         -         -                  -              -
Cost of sales               -         -         -         -         -         -                  -              -
------------------------------------------------------------------------------------------------------------------
Gross profit                -         -         -         -         -         -                  -              -
Operating expenses       (4.6)      0.8       9.1         -         -         -                  -            5.3
------------------------------------------------------------------------------------------------------------------
Operating profit         (4.6)      0.8       9.1         -         -         -                  -            5.3
Loss from interests
in joint ventures           -         -         -         -         -         -                  -              -
Profit from
interests in
associates                  -         -         -         -      (1.0)        -                  -           (1.0)
------------------------------------------------------------------------------------------------------------------
Operating profit of
the Group, joint
ventures and
associates               (4.6)      0.8       9.1         -      (1.0)         -                  -            4.3
(Loss)/profit on
the disposal of
operations                  -         -       4.9         -         -         -                  -            4.9
------------------------------------------------------------------------------------------------------------------
Profit before
interest                 (4.6)      0.8      14.0         -      (1.0)        -                  -            9.2
Finance income              -         -         -         -         -         -                  -              -
Finance costs               -         -         -         -         -         -               (0.7)          (0.7)
Costs associated
with the part
prepayment of loan
notes                       -         -         -         -         -         -                  -              -
Other finance
expense                     -         -         -         -         -         -                0.7            0.7
------------------------------------------------------------------------------------------------------------------
Profit before tax        (4.6)      0.8      14.0         -      (1.0)        -                  -            9.2
Tax                         -         -         -         -       1.0         -                  -            1.0
------------------------------------------------------------------------------------------------------------------
Profit after tax         (4.6)      0.8      14.0         -         -         -                  -           10.2
Minority
shareholders'
interests                   -         -         -         -         -         -                  -              -
------------------------------------------------------------------------------------------------------------------
Profit for the
period                   (4.6)      0.8      14.0         -         -         -                  -           10.2
==================================================================================================================
Basic earnings per
share (pence)                                                                                                1.09
Diluted earnings
per share (pence)                                                                                            1.07
Adjusted earnings
per share (pence)                                                                                            0.08
                                                                                                           -------



b)    Consolidated income statement for the first half of 2004


 GBP million           IFRS 2   IAS 19   IFRS 3   IAS 12   IAS 28   IAS 21   Reclassifications      Total IFRS
                                                         & IAS 31                                   adjustments

Appendix II                (a)      (b)      (c)      (d)      (e)      (f)                 (g)
---------------------------------------------------------------------------------------------------------------
Revenue                     -        -        -        -        -        -                   -               -
Cost of sales               -        -        -        -        -        -                   -               -
---------------------------------------------------------------------------------------------------------------
Gross profit                -        -        -        -        -        -                   -               -
Operating expenses       (1.0)    (0.4)     4.6        -        -        -                   -             3.2
---------------------------------------------------------------------------------------------------------------
Operating profit         (1.0)    (0.4)     4.6        -        -        -                   -             3.2
Loss from interests
in joint ventures           -        -        -        -        -        -                   -               -
Profit from
interests in
associates                  -        -        -        -     (0.5)       -                   -            (0.5)
---------------------------------------------------------------------------------------------------------------
Operating profit of
the Group, joint
ventures and
associates               (1.0)    (0.4)     4.6        -     (0.5)       -                   -             2.7
Profit on the
disposal of
operations                  -        -        -        -        -        -                   -               -
---------------------------------------------------------------------------------------------------------------
Profit before
interest                 (1.0)    (0.4)     4.6        -     (0.5)       -                   -             2.7
Finance income              -        -        -        -        -        -                   -               -
Finance costs               -        -        -        -        -        -                (0.4)           (0.4)
Other finance
expense                     -        -        -        -        -        -                 0.4             0.4
---------------------------------------------------------------------------------------------------------------
Profit before tax        (1.0)    (0.4)     4.6        -     (0.5)       -                   -             2.7
Tax                         -        -        -        -      0.5        -                   -             0.5
---------------------------------------------------------------------------------------------------------------
Profit after tax         (1.0)    (0.4)     4.6        -        -        -                   -             3.2
Minority
shareholders'
interests                   -        -        -        -        -        -                   -               -
---------------------------------------------------------------------------------------------------------------
Profit for the
period                   (1.0)    (0.4)     4.6        -        -        -                   -             3.2
===============================================================================================================
Basic earnings per
share (pence)                                                                                             0.34
Diluted earnings per
share (pence)                                                                                             0.33
Adjusted earnings
per share (pence)                                                                                        (0.04)
                                                                                                       --------


c)    Consolidated income statement for the year to 31 December 2003


 GBP million           IFRS 2   IAS 19   IFRS 3   IAS 12   IAS 28   IAS 21   Reclassifications      Total IFRS
                                                         & IAS 31                                  adjustments

Appendix II                (a)      (b)      (c)      (d)      (e)      (f)                 (g)

---------------------------------------------------------------------------------------------------------------
Revenue                     -        -        -        -        -        -                   -               -
Cost of sales               -        -        -        -        -        -                   -               -
---------------------------------------------------------------------------------------------------------------
Gross profit                -        -        -        -        -        -                   -               -
Operating expenses       (0.4)       -      9.7        -        -        -                   -             9.3
---------------------------------------------------------------------------------------------------------------
Operating profit         (0.4)       -      9.7        -        -        -                   -             9.3
Profit from
interests in joint
ventures                    -        -        -        -     (1.3)       -                   -            (1.3)
Profit from
interests in
associates                  -        -        -     (0.1)    (0.9)       -                   -            (1.0)
---------------------------------------------------------------------------------------------------------------
Operating profit of
the Group, joint
ventures and
associates               (0.4)       -      9.7     (0.1)    (2.2)       -                   -             7.0
Profit on the
disposal of
operations                  -        -      2.6        -        -      2.4                   -             5.0
---------------------------------------------------------------------------------------------------------------
Profit before
interest                 (0.4)       -     12.3     (0.1)    (2.2)     2.4                   -            12.0
Finance income              -        -        -        -        -        -                   -               -
Finance costs               -        -        -        -      0.2        -                (1.5)           (1.3)
Costs associated
with the part
prepayment of loan
notes                       -        -        -        -        -        -                   -               -
Other finance
expense                     -        -        -        -        -        -                 1.5             1.5
---------------------------------------------------------------------------------------------------------------
Profit before tax        (0.4)       -     12.3    (0.1)     (2.0)     2.4                   -            12.2
Tax                         -        -        -    (0.1)      2.0        -                   -             1.9
---------------------------------------------------------------------------------------------------------------
(Loss)/profit after
tax                      (0.4)       -     12.3     (0.2)       -      2.4                   -            14.1
Minority
shareholders'
interests                   -        -        -        -        -        -                   -               -
---------------------------------------------------------------------------------------------------------------
(Loss)/profit for
the period               (0.4)       -     12.3     (0.2)       -      2.4                   -            14.1
===============================================================================================================

Basic (loss)/
earnings per share
(pence)                                                                                                   1.51
Diluted (loss)/
earnings per share
(pence)                                                                                                   1.49
Adjusted earnings
per share (pence)                                                                                        (0.02)
                                                                                                       --------


Consolidated balance sheets


d)    Consolidated balance sheet at 31 December 2004


GBP million            IFRS 2    IAS 19   IFRS 3   IAS 12   IAS 28   IAS 21  Reclassifications     Total IFRS
                                                          & IAS 31                                adjustments

Appendix II                (a)       (b)      (c)      (d)      (e)      (f)                (g)
---------------------------------------------------------------------------------------------------------------
Assets
Non current assets
Goodwill                     -        -     17.7        -        -        -                  -           17.7
Property, plant and
equipment                    -        -        -        -        -        -                  -              -
Investment in joint
venture                      -        -        -        -        -        -                  -              -
Investment in
associates                   -        -        -     (1.5)       -        -                  -           (1.5)
Deferred tax                 -     11.1        -        -        -        -                  -           11.1
---------------------------------------------------------------------------------------------------------------
                             -     11.1     17.7     (1.5)       -        -                  -           27.3
---------------------------------------------------------------------------------------------------------------
Current assets
Inventories                  -        -        -        -        -        -                  -              -
Trade and other
receivables                  -        -        -        -        -        -                  -              -
Cash and cash
equivalents                  -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
                             -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
Total assets                 -     11.1     17.7     (1.5)       -        -                  -           27.3
---------------------------------------------------------------------------------------------------------------
Liabilities
Current liabilities
Trade and other
payables                     -     (0.2)       -        -        -        -                  -           (0.2)
Current tax                  -        -        -        -        -        -                  -              -
Short term borrowings
and overdrafts               -        -        -        -        -        -                  -              -
Provisions and other
liabilities                  -        -        -        -        -        -               (4.2)          (4.2)
---------------------------------------------------------------------------------------------------------------
                             -     (0.2)       -        -        -        -               (4.2)          (4.4)
---------------------------------------------------------------------------------------------------------------
Non current
liabilities
Trade and other
payables                     -        -        -        -        -        -                  -              -
Long term borrowings         -        -        -        -        -        -                  -              -
Retirement benefit
obligation                   -    (11.1)       -        -        -        -                  -          (11.1)
Deferred tax                 -        -        -     (0.6)       -        -                  -           (0.6)
Provisions and other
liabilities                  -        -        -        -        -        -                4.2            4.2
---------------------------------------------------------------------------------------------------------------
                             -    (11.1)       -     (0.6)       -        -                4.2           (7.5)
---------------------------------------------------------------------------------------------------------------
Total liabilities            -    (11.3)       -     (0.6)       -        -                  -          (11.9)
---------------------------------------------------------------------------------------------------------------
Net assets                   -     (0.2)    17.7     (2.1)       -        -                  -           15.4
---------------------------------------------------------------------------------------------------------------
Equity
Called up share
capital                      -        -        -        -        -        -                  -              -
Share premium account        -        -        -        -        -        -                  -              -
Capital reserve              -        -        -        -        -        -                  -              -
Capital redemption
reserve                      -        -        -        -        -        -                  -              -
Translation reserve          -        -     (1.1)    (0.1)       -      2.8                  -            1.6
Retained earnings            -     (0.2)    18.8     (2.0)       -     (2.8)                 -           13.8
---------------------------------------------------------------------------------------------------------------
Shareholders' funds -
equity                       -     (0.2)    17.7     (2.1)       -        -                  -           15.4
---------------------------------------------------------------------------------------------------------------
Minority interests -
equity                       -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
Total equity and
reserves                     -     (0.2)    17.7     (2.1)       -        -                  -           15.4
===============================================================================================================




e)    Consolidated balance sheet at the end of the first half of 2004


 GBP million            IFRS 2   IAS 19   IFRS 3   IAS 12   IAS 28   IAS 21  Reclassifications     Total IFRS
                                                          & IAS 31                                adjustments

Appendix II                 (a)      (b)      (c)      (d)      (e)      (f)                (g)

---------------------------------------------------------------------------------------------------------------
Assets
Non current assets
Goodwill                     -        -     13.6        -        -        -                  -           13.6
Property, plant and
equipment                    -        -        -        -        -        -                  -              -
Investment in joint
venture                      -        -        -        -        -        -                  -              -
Investment in
associates                   -        -        -     (1.5)       -        -                  -           (1.5)
Deferred tax                 -     10.3        -        -        -        -                  -           10.3
---------------------------------------------------------------------------------------------------------------
                             -     10.3     13.6     (1.5)       -        -                  -           22.4
---------------------------------------------------------------------------------------------------------------
Current assets
Inventories                  -        -        -        -        -        -                  -              -
Trade and other
receivables                  -        -        -        -        -        -                  -              -
Cash and cash
equivalents                  -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
                             -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
Total assets                 -     10.3     13.6     (1.5)       -        -                  -           22.4
---------------------------------------------------------------------------------------------------------------
Liabilities
Current liabilities
Trade and other
payables                     -     (1.4)       -        -        -        -                  -           (1.4)
Current tax                  -        -        -        -        -        -                  -              -
Short term borrowings
and overdrafts               -        -        -        -        -        -                  -              -
Provisions and other
liabilities                  -        -        -        -        -        -               (2.3)          (2.3)
---------------------------------------------------------------------------------------------------------------
                             -     (1.4)       -        -        -        -               (2.3)          (3.7)
---------------------------------------------------------------------------------------------------------------
Non current
liabilities
Trade and other
payables                     -        -        -        -        -        -                  -              -
Long term borrowings         -        -        -        -        -        -                  -              -
Retirement benefit
obligation                   -    (10.3)       -        -        -        -                  -          (10.3)
Deferred tax                 -        -        -     (0.6)       -        -                  -           (0.6)
Provisions and other
liabilities                  -        -        -        -        -        -                2.3            2.3
---------------------------------------------------------------------------------------------------------------
                             -    (10.3)       -     (0.6)       -        -                2.3           (8.6)
---------------------------------------------------------------------------------------------------------------
Total liabilities            -    (11.7)       -     (0.6)       -        -                  -          (12.3)
---------------------------------------------------------------------------------------------------------------
Net assets                   -     (1.4)     13.6    (2.1)       -        -                  -           10.1
---------------------------------------------------------------------------------------------------------------
Equity
Called up share
capital                      -        -        -        -        -        -                  -              -
Share premium account        -        -        -        -        -        -                  -              -
Capital reserve              -        -        -        -        -        -                  -              -
Capital redemption
reserve                      -        -        -        -        -        -                  -              -
Translation reserve          -        -     (0.7)    (0.1)       -      0.3                  -           (0.5)
Retained loss                -     (1.4)    14.3     (2.0)       -     (0.3)                 -           10.6
---------------------------------------------------------------------------------------------------------------
Shareholders' funds -
equity                       -     (1.4)    13.6     (2.1)       -        -                  -           10.1
---------------------------------------------------------------------------------------------------------------
Minority interests -
equity                       -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
Total equity and
reserves                     -     (1.4)    13.6     (2.1)       -        -                  -           10.1
---------------------------------------------------------------------------------------------------------------



f)    Consolidated balance sheet at 31 December 2003


 GBP million            IFRS 2   IAS 19   IFRS 3   IAS 12   IAS 28   IAS 21  Reclassifications     Total IFRS
                                                          & IAS 31                                adjustments

Appendix II                 (a)      (b)      (c)      (d)      (e)      (f)                (g)
---------------------------------------------------------------------------------------------------------------
Assets
Non current assets
Goodwill                     -        -      9.3        -        -        -                  -            9.3
Property, plant and
equipment                    -        -        -        -        -        -                  -              -
Investment in joint
venture                      -        -        -        -        -        -                  -              -
Investment in
associates                   -        -        -     (1.5)       -        -                  -           (1.5)
Deferred tax                 -     13.0        -        -        -        -                  -           13.0
---------------------------------------------------------------------------------------------------------------
                             -     13.0      9.3     (1.5)       -        -                  -           20.8
---------------------------------------------------------------------------------------------------------------
Current assets
Inventories                  -        -        -        -        -        -                  -              -
Trade and other
receivables                  -        -        -        -        -        -                  -              -
Cash and cash
equivalents                  -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
                             -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
Total assets                 -     13.0      9.3     (1.5)       -        -                  -           20.8
---------------------------------------------------------------------------------------------------------------
Liabilities
Current liabilities
Trade and other
payables                     -     (1.0)       -        -        -        -                  -           (1.0)
Current tax                  -        -        -        -        -        -                  -              -
Short term borrowings
and overdrafts               -        -        -        -        -        -                  -              -
Provisions and other
liabilities                  -        -        -        -        -        -               (4.6)          (4.6)
---------------------------------------------------------------------------------------------------------------
                             -     (1.0)       -        -        -        -               (4.6)          (5.6)
---------------------------------------------------------------------------------------------------------------
Non current
liabilities
Trade and other
payables                     -        -        -        -        -        -                  -              -
Long term borrowings         -        -        -        -        -        -                  -              -
Retirement benefit
obligation                   -    (13.0)       -        -        -        -                  -          (13.0)
Deferred tax                 -        -        -     (0.6)       -        -                  -           (0.6)
Provisions and other
liabilities                  -        -        -        -        -        -                4.6            4.6
---------------------------------------------------------------------------------------------------------------
                             -    (13.0)       -     (0.6)       -        -                4.6           (9.0)
---------------------------------------------------------------------------------------------------------------
Total liabilities            -    (14.0)       -     (0.6)       -        -                  -          (14.6)
---------------------------------------------------------------------------------------------------------------
Net assets                   -     (1.0)     9.3     (2.1)       -        -                  -            6.2
===============================================================================================================
Equity
Called up share
capital                      -        -        -        -        -        -                  -              -
Share premium account        -        -        -        -        -        -                  -              -
Capital reserve              -        -        -        -        -        -                  -              -
Capital redemption
reserve                      -        -        -        -        -        -                  -              -
Translation reserve          -        -     (0.4)    (0.1)       -      3.5                  -            3.0
Investment in own
shares                       -        -        -        -        -        -                2.6            2.6
Retained loss                -     (1.0)     9.7     (2.0)       -     (3.5)              (2.6)           0.6
---------------------------------------------------------------------------------------------------------------
Shareholders' funds -
equity                       -     (1.0)     9.3     (2.1)        -        -                  -            6.2
---------------------------------------------------------------------------------------------------------------
Minority interests -
equity                       -        -        -        -        -        -                  -              -
---------------------------------------------------------------------------------------------------------------
Total equity and
reserves                     -     (1.0)     9.3     (2.1)        -        -                  -            6.2
===============================================================================================================



Transition date consolidated balance sheet at 1 January 2003


 GBPmillion         UK GAAP IFRS 2 IAS 19 IFRS 3 IAS 12 IAS 28 IAS 21  Reclassifications     Total IFRS       IFRS
                                                       &IAS 31                             adjustments

Appendix II                     (a)    (b)    (c)    (d)    (e)    (f)                (g)
-------------------------------------------------------------------------------------------------------------------
Assets
Non current assets
Goodwill              113.6      -      -      -      -      -      -                  -              -      113.6
Property, plant
and equipment         110.0      -      -      -      -      -      -                  -              -      110.0
Investment in
joint venture          50.1      -      -      -      -      -      -                  -              -       50.1
Investment in
associates             13.3      -      -      -   (1.4)     -      -                  -           (1.4)      11.9
Deferred tax              -      -      -      -      -      -      -                  -              -          -
-------------------------------------------------------------------------------------------------------------------
                      287.0      -      -      -   (1.4)     -      -                  -           (1.4)     285.6
-------------------------------------------------------------------------------------------------------------------
Current assets
Inventories            61.5      -      -      -      -      -      -                  -              -       61.5
Trade and other
receivables            97.3      -      -      -      -      -      -                  -              -       97.3
Cash and cash
equivalents            83.6      -      -      -      -      -      -                  -              -       83.6
-------------------------------------------------------------------------------------------------------------------
                      242.4      -      -      -      -      -      -                  -              -      242.4
-------------------------------------------------------------------------------------------------------------------
Total assets          529.4      -      -      -   (1.4)     -      -                  -           (1.4)     528.0
-------------------------------------------------------------------------------------------------------------------
Liabilities
Current
liabilities
Trade and other
payables              (88.0)     -   (1.0)     -      -      -      -                  -           (1.0)     (89.0)
Current tax           (19.5)     -      -      -      -      -      -                  -              -      (19.5)
Short term
borrowings and
overdrafts             (1.8)     -      -      -      -      -      -                  -              -       (1.8)
Provisions and
other liabilities         -      -      -      -      -      -      -               (5.7)          (5.7)      (5.7)
-------------------------------------------------------------------------------------------------------------------
                     (109.3)     -   (1.0)     -      -      -      -               (5.7)          (6.7)    (116.0)
-------------------------------------------------------------------------------------------------------------------
Non current
liabilities
Trade and other
payables               (4.7)     -      -      -      -      -      -                  -              -       (4.7)
Long term
borrowings           (243.6)     -      -      -      -      -      -                  -              -     (243.6)
Retirement benefit
obligation            (46.2)     -      -      -      -      -      -                  -              -      (46.2)
Deferred tax           (2.4)     -      -      -   (0.4)     -      -                  -           (0.4)      (2.8)
Provisions and
other liabilities     (26.0)     -      -      -      -      -      -                5.7            5.7      (20.3)
-------------------------------------------------------------------------------------------------------------------
                     (322.9)     -      -      -   (0.4)     -      -                5.7            5.3     (317.6)
-------------------------------------------------------------------------------------------------------------------
Total liabilities    (432.2)     -   (1.0)     -   (0.4)     -      -                  -           (1.4)    (433.6)
-------------------------------------------------------------------------------------------------------------------
Net assets             97.2      -   (1.0)     -   (1.8)     -      -                  -           (2.8)      94.4
===================================================================================================================
Equity
Called up share
capital                31.3      -      -      -      -      -      -                  -              -       31.3
Share premium
account               696.1      -      -      -      -      -      -                  -              -      696.1
Capital reserve        17.6      -      -      -      -      -      -                  -              -       17.6
Capital redemption
reserve                 0.7      -      -      -      -      -      -                  -              -        0.7
Translation
reserve                   -      -      -      -      -      -      -                  -              -          -
Investment in own
shares                 (2.1)     -      -      -      -      -      -                2.1            2.1          -
Retained loss        (648.5)     -   (1.0)     -   (1.8)     -      -               (2.1)          (4.9)    (653.4)
-------------------------------------------------------------------------------------------------------------------
Shareholders'
funds - equity         95.1      -   (1.0)     -   (1.8)     -      -                  -           (2.8)      92.3
Minority interests
- equity                2.1      -      -      -      -      -      -                  -              -        2.1
-------------------------------------------------------------------------------------------------------------------
Total equity and
reserves               97.2      -   (1.0)     -   (1.8)     -      -                  -           (2.8)      94.4
===================================================================================================================


IV) Explanation of material adjustments to the consolidated cash flow statements

Income taxes of GBP1.4 million paid during the first half of 2004 (full year 2004 GBP3.1 million, 2003 GBP8.9 million receipt) are classified as operating cash flows under IFRS, but were included in a separate category of tax cash flows under UK GAAP. There are no other material differences between the cash flow statements presented under IFRS and the cash flow statements presented under UK GAAP.

V)    Earnings/(loss) per share


GBP million                   Year 2004                 First half 2004                   Year 2003
                      UK     Total IFRS    IFRS    UK     Total IFRS    IFRS UK GAAP     Total IFRS     IFRS
                    GAAP    adjustments          GAAP    adjustments                    adjustments
-------------------------------------------------------------------------------------------------------------
Basic earnings/
(loss)
attributable to
shareholders        16.0           10.2    26.2   8.6            3.2    11.8    (0.5)          14.1     13.6
-------------------------------------------------------------------------------------------------------------
Restructuring and
refinancing costs    2.9              -     2.9     -              -       -     7.5              -      7.5
Goodwill
amortisation         9.1           (9.1)      -   4.6           (4.6)      -     9.7           (9.7)       -
Loss/(profit) on
the disposal of
operations           0.9           (4.9)   (4.0)    -              -       -    (3.6)          (5.0)    (8.6)
Costs associated
with the part
prepayment of loan
notes                0.5              -     0.5     -              -       -    16.1              -     16.1
Prior year tax
credit              (1.3)             -    (1.3)    -              -       -    (6.0)             -     (6.0)
Attributable tax
on restructuring
and refinancing
costs                  -              -       -     -              -       -    (1.7)             -    (1.7)
Share-based
payment              0.6            4.6     5.2   0.3            1.0     1.3     0.6            0.4      1.0
-------------------------------------------------------------------------------------------------------------
Adjusted earnings
attributable to
shareholders        28.7            0.8    29.5  13.5           (0.4)   13.1    22.1           (0.2)    21.9
=============================================================================================================
Per share (pence)
Basic earnings/
(loss)              1.70           1.09    2.79  0.92           0.34    1.26   (0.05)          1.51     1.46
Diluted earnings/
(loss)              1.67           1.07    2.74  0.90           0.33    1.23   (0.05)          1.49     1.44
Adjusted
earnings(1),(2)     3.06           0.08    3.14  1.44          (0.04)   1.40    2.38          (0.02)    2.36
=============================================================================================================
Weighted average
number of shares
in issue
(millions)
Basic and adjusted 939.2              -   939.2 937.2              -   937.2   929.3              -    929.3
Dilutive potential
of employee share
options             18.1              -    18.1  21.0              -    21.0       -           17.1     17.1
-------------------------------------------------------------------------------------------------------------
Diluted            957.3              -   957.3 958.2              -   958.2   929.3           17.1    946.4
=============================================================================================================


Notes
(1)   Before restructuring and refinancing costs, goodwill amortisation and share-based payment
(2)   For UK GAAP adjusted earnings is headline earnings as previously reported before deducting the charge for share-based payment


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 15 July 2005                          By   ____/s/ Luke Thomas____

                                                    (Signature)*